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                              October 10, 2023

       Tian Gao
       Vice President
       Pony AI Inc.
       1301 Pearl Development Building
       1 Mingzhu 1st Street, Hengli Town, Nansha District,
       Guangzhou, People   s Republic of China, 511458

                                                        Re: Pony AI Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
13, 2023
                                                            CIK No. 0001969302

       Dear Tian Gao:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 13, 2023

       Our Summary Consolidated Financial Data
       Condensed Consolidating Schedule, page 20

   1. Please update to include condensed consolidating financial information through June 30,
                                                        2023. Further revise
your presentation of Condensed consolidating cash flows
                                                        information to clearly
indicate loans and contributions between and among entities
                                                        to align with your
disclosure on pages 9-10.
   2. Due to a significant portion of your revenues derived from related parties, please re-
                                                        characterize "revenues
from external parties" as appropriate.
 Tian Gao
FirstName LastNameTian Gao
Pony AI Inc.
Comapany
October 10,NamePony
            2023    AI Inc.
October
Page 2 10, 2023 Page 2
FirstName LastName
Capitalization , page 92

3. Refer to your disclosure on pages F-87 and F-89. Please revise your "pro forma" and "pro forma as adjusted" presentations of the capitalization table hereunder and the dilution table on page 94 to give effect to the compensatory impact of the following:
             certain performance options and RSUs for which both the performance and relevant service conditions will have been satisfied in the period when an IPO or a sale event is completed
             outstanding RSAs which shall be fully vested as of completion of the IPO.
4. Please further quantify and disclose the total number of Class A and Class B ordinary shares outstanding as of the most recent balance sheet date, excluding such shares underlying share-based awards (if not exercised or converted as of the date of the
         IPO), shares reserved for future issuance under the Pony AI 2016 Share Plan, and the Series D preferred shares issuable upon the exercise of a warrant held by China-UAE
         Investment Cooperation Fund, L.P. We note your disclosure on page 17. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Revenues, page 104

5. Addressing seasonality, customer licensing (perpetual or annual), new offerings or work orders, and other factors, please disclose how and why you experienced a significant increase in your revenue from licensing and applications during the second half of 2022.
         In this regard, we note that such revenues were $908,000 for the six months ended June
         30, 2022, and rose to $37.1 million by year-end. Refer to Item 303(b) of Regulation S-K.

         Please also address whether you expect a similar surge in revenues from licensing and applications during the second half of 2023.
      Please contact Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at
202-551-5176 or Matthew Crispino at 202-551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Hi Le